Exhibit 99.1

NuCana Reports Second Quarter 2018 Financial Results and Provides Business Update

Additional Acelarin and NUC-3373 Data to be Presented at ESMO in October

Edinburgh, United Kingdom, August 28, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the second quarter ended June 30, 2018 and provided an update on its extensive clinical program with its transformative ProTide therapeutics.

As of June 30, 2018, NuCana had cash and cash equivalents of £81.5 million compared to £81.3 million as of March 31, 2018 and £86.7 million as of December 31, 2017. This increase in cash and cash equivalents during the second quarter of 2018 reflects the weakening of the UK pound sterling relative to the US dollar and the fact that NuCana holds a portion of its cash in US dollars. NuCana reported a loss of £1.3 million for the quarter ended June 30, 2018, compared to £2.7 million for the quarter ended June 30, 2017 as the Company continued to advance its various clinical programs. Basic and diluted loss per share was £0.04 for the quarter ended June 30, 2018, compared to £0.11 per share for the comparable quarter in 2017.

“We have made excellent progress with our development programs during the first half of 2018 and look forward to providing additional clinical updates later in the year,” said Hugh Griffith, NuCana’s Founder and Chief Executive Officer. “The high response rates achieved in the first cohort of eight patients with biliary tract cancers, which were reported earlier this year at ASCO GI, has led us to prioritize this indication for rapid development. We are also excited about opening our combination Phase 1b study with NUC-3373 for patients with colorectal cancers and taking our third ProTide, NUC-7738, into the clinic later this year.”

Mr. Griffith continued: “We are also pleased to announce that we have had three posters accepted for presentation at the European Society for Medical Oncology (ESMO) Congress being held in Munich, Germany on October 19 to 23, 2018. These posters include additional data from the ongoing Phase 1b study of Acelarin® plus cisplatin in front-line advanced biliary tract cancer (the ABC-08 study), additional data from the ongoing Phase 1 study of NUC-3373 in advanced solid tumors (the NuTide:301 study) and a study status update from the ongoing Phase 3 study of Acelarin® compared to gemcitabine in front-line pancreatic cancer patients (the Acelarate study).”

Anticipated Second Half 2018 Milestones

•	Acelarin® is NuCana’s ProTide transformation of gemcitabine. Over the remainder of 2018, NuCana anticipates a number of data read-outs and milestones including:

•

Reporting additional Phase 1b data of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer at ESMO on October 21, 2018 (the ABC-08 study). This will include additional data on the eight patients reported at ASCO-GI in January 2018, data from the six patients in the 725mg/m2 dose cohort, and interim data from the additional six patients in an expansion cohort at the selected 625mg/m2 dose.

•	Initiating a Phase 3 study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	Continuing to enroll and follow-up with patients in the Phase 2 platinum-resistant ovarian study (the PRO-105 study).

•

Reporting current study status of the ongoing Phase 3 study of Acelarin compared to gemcitabine as a first-line treatment of patients with metastatic pancreatic cancer at ESMO on October 21, 2018 (the Acelarate study).

•	NUC-3373 is NuCana’s second ProTide in clinical development, a transformation of 5-fluorouracil (5-FU). In 2018, NuCana expects to:

•	Report additional Phase 1 data in advanced solid tumors at ESMO on October 22, 2018 (the NuTide:301 study).

•

Initiate a Phase 1b study in patients with advanced colorectal cancer in combination with other approved agents with which 5-FU is typically combined, including leucovorin, oxaliplatin and irinotecan (the NuTide:302 study).

•

NUC-7738 is NuCana’s ProTide transformation of cordycepin, a novel nucleoside analog that has shown potent anti-cancer activity in preclinical studies across a range of different human cancer cell lines. NuCana expects to initiate a First-In-Human Phase 1 clinical study of NUC-7738 in patients with solid tumors later in 2018 (the NuTide:701 study).

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase 1b study for patients with biliary tract cancer, a Phase 2 study for patients with ovarian cancer and a Phase 3 study for patients with pancreatic cancer. NUC-3373 is currently in a Phase 1 study for the potential treatment of a wide range of advanced solid tumors.

For more information, please visit: www.nucana.com.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning our results of operations for the second quarter of 2018; our planned and ongoing clinical studies for the Company’s product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; and the utility of prior preclinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that we file with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Unaudited Condensed Consolidated Statements of Operations

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
	(in thousands, except per share data)
	£	£	£	£
Research and development expenses	(5,158)	(2,077)	(8,863)	(3,689)
Administrative expenses	(1,402)	(313)	(2,642)	(637)
Initial public offering related expenses	—	(1,034)	—	(1,066)
Net foreign exchange gains (losses)	3,607	(113)	1,059	(161)

Operating loss	(2,953)	(3,537)	(10,446)	(5,553)
Finance income	252	44	442	91

Loss before tax	(2,701)	(3,493)	(10,004)	(5,462)
Income tax credit	1,383	745	2,292	1,077

Loss for the period	(1,318)	(2,748)	(7,712)	(4,385)

Basic and diluted loss per share	(0.04)	(0.11)	(0.24)	(0.18)

Unaudited Condensed Consolidated Statements of Financial Position

	June 30, 2018	December 31, 2017
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	2,485	1,938
Property, plant and equipment	495	358
Deferred tax asset	32	81

	3,012	2,377

Current assets
Prepayments, accrued income and other receivables	1,737	3,050
Current income tax receivable	4,660	4,225
Cash and cash equivalents	81,469	86,703

	87,866	93,978

Total assets	90,878	96,355

Equity and liabilities
Capital and reserves
Share capital and share premium	80,508	80,508
Other reserves	59,072	58,071
Accumulated deficit	(52,871)	(45,159)

Total equity attributable to equity holders of the Company	86,709	93,420

Non-current liabilities
Provisions	26	18

Current liabilities
Trade payables	2,123	1,120
Payroll taxes and social security	103	157
Accrued expenditure	1,917	1,640

	4,143	2,917

Total liabilities	4,169	2,935

Total equity and liabilities	90,878	96,355

Unaudited Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2018	2017
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(7,712)	(4,385)
Adjustments for:
Income tax credit	(2,292)	(1,077)
Amortization and depreciation	164	84
Finance income	(442)	(91)
Share-based payments	997	532
Initial public offering (IPO) related expenses	—	1,066
Net foreign exchange (gains) losses	(1,112)	142

	(10,397)	(3,729)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	1,358	609
Increase (decrease) in trade payables	1,003	(477)
Increase (decrease) in payroll taxes, social security and accrued expenditure	231	(230)

Movements in working capital	2,592	(98)

Cash used in operations	(7,805)	(3,827)

Net income tax credit received	1,906	235

Net cash used in operating activities	(5,899)	(3,592)

Cash flows from investing activities
Interest received	429	98
Payments for property, plant and equipment	(200)	(5)
Payments for intangible assets	(648)	(492)

Net cash used in investing activities	(419)	(399)

Cash flows from financing activities
IPO related expenses included in statement of operations	—	(73)

Net cash used in financing activities	—	(73)

Net decrease in cash and cash equivalents	(6,318)	(4,064)

Cash and cash equivalents at beginning of period	86,703	19,990

Foreign currency translation differences	1,084	(8)

Cash and cash equivalents at end of period	81,469	15,918

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

+1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com